EXHIBIT (a) (11)

eLoyalty Conference Call
October 25, 2001, 11:00 a.m.

Operator:   Good morning and welcome everyone to the eLoyalty Tender Offer International conference call for October 25th, 2001. Your host for today will be Jackie Hilt. Ms. Hilt, please go ahead.

Jackie Hilt:   Thank you and good afternoon and thank you for joining us today. Again, this call is specifically for employees who live and or work outside of the US and the subject is our tender offer. With me today is Tim Cunningham, our Chief Financial Officer and Bob Kessler of Corporate Communications. What we’d like to do on this call today is cover a couple of things. First, we want to review the intent or the purpose of the tender offer, second to provide you with a high level overview of what the tender offer is and what it means to you, third to highlight the actions that you would need to take if you would like to participate in this offer and then finally, of course answer questions you have. By now, each eligible employee should have received an information packet regarding this program. Those packages were mailed to home addresses. So if you think you do have eligible options and you have not received a package of information, if you would very quickly contact the tender offer team via e-mail or voice mail and that’s extension 1111 and let them know that, we will address that right away.

     So the first topic is what’s the topic of this tender offer and basically, why are we doing this and as most of you are well aware, many of the options that you received either when you joined eLoyalty or that you were awarded for your performance, have an exercise or strike price that is higher than the current market price of our stock. For example, if you got an option with a strike price of ten dollars, that’s notably higher than the current market price which is I think today about, just a little over fifty cents. With that in mind, the board of directors and other eLoyalty management were concerned about that and agreed that offering all employees the opportunity to exchange certain stock options for what we call an installment stock award would be appropriate at this time. By making this offer, what we’re hoping to do is really provide a more meaningful performance incentive to current employees. Doing this, hopefully aligning our interest with those of the stockholders and motivating employees to build shareholder value going forward. Something I really want to make sure that everybody understands is that this is a completely voluntary program. You do not have to participate in it. With that as a background, what I’d like to do is turn it over to Tim Cunningham now to give an overview of the program and then we’ll move on to answer your questions.

Tim Cunningham:   Thanks Jackie and good afternoon to everyone listening. I’m going to talk for a bit about eligible options and as Jackie mentioned, eligible employees should have received the information packet that included your election form which was printed on bright yellow paper. An election form details a number of options that you have that are eligible for the exchange for an installment stock award. Under the program as a current non-US employee, you have the opportunity to exchange all or some of your currently outstanding non-statutory options whether they’re vested or not vested at this time, for shares of eLoyalty common stock. Options that are eligible will be exchanged for shares of installment stock on a one to one basis. If you elect to exchange a hundred options, you will receive an installment stock award under which you will have the right to receive a hundred shares of common stock.

     The options that are eligible for the program generally are those at an exercised price of three dollars or more per share and that were granted under the eLoyalty Corporation 1999 and 2000 stock incentive plans. And again, you informational packet shows you which of your options are eligible for the exchange in the election form document. You choose which of these eligible options you’d like to exchange by checking off the all box which tells us that you want to exchange all of your eligible options or you can check off individual options grants for exchange. Please keep in mind that if you elect to exchange less than all of your eligible options, you must elect to exchange all outstanding options within the same grant. Options are considered to be part of the same grant if they were awarded on the same grant date, pursuant to a single option agreement with the same exercise price and with the same vesting schedule. An example would be a grant you received of a hundred options when you hired into eLoyalty. You can choose to exchange all those options or none of them. You cannot choose to exchange fifty of them though, since they were given to you under the same grant.

     Now let’s talk for a bit about who’s eligible for the exchange. Employees who are and remain eLoyalty employees on the date of this offer which was October 12th and on the expiration date which is November 9th, may participate. Employees who are on inactive status on either or both of these dates due to the participation in eLoyalty approved sabbaticals or other eLoyalty approved leaves of absences may participate in this offer as well. If you leave eLoyalty at any time during the issuant schedule, you will forfeit the remaining unissued shares at the time you leave the company unless it’s due to death, disability or retirement and more specific information regarding this is in the information package that was sent out.

     Now let me talk a bit about the installment stock awards so we all understand it. Although we would have preferred to make the same offer to all our employees worldwide, the disparate tax laws of various countries in which our employees work and file tax returns as well as live, may have resulted in unfavorable or adverse tax payment to our non US employees upon the initial receipt of the restricted stock award, prior to any vesting. And to avoid the possibility of this unfavorable tax treatment, we structured an offer for non-US employees that would represent the economic equivalent of the offer made to US employees. Consequently you will be issued, subject to your continued employment, shares of common stock in the same amounts and on the same dates as the restricted stock that would have vested if you were a US employee.

     Now how does this all work? With options, you only have a right to purchase shares of eLoyalty common stock at an established exercise price. Going back to our example of a hundred shares upon hiring into eLoyalty, if the option strike price of these hundred shares was ten dollars, you would need to pay eLoyalty a thousand dollars to receive the common stock. Unlike options, when you receive your installment stock award, you will have the conditional right to receive shares of common stock without any need to convert or exercise shares and without the need for any future payment of an exercised price. However, until these shares of common stock are issued, they will remain subject to the conditions for issuance set forth in the installment stock award packet. Now once shares of common stock have been issued to you, these shares are yours to hold, transfer or sell as you desire subject to the applicable securities laws and payment of income taxes wherever you file those taxes.

     Now let’s talk about withholding taxes and the tax implications of receiving the common stock. Now we believe there’ll be no immediate tax consequences upon your receipt of the installment stock award in exchange for your stock options. We expect that you’ll be required to recognize ordinary income in a compensatory sense on each issue date of the common stock, an amount equal to the fair market value of the shares being issued. So if fifty shares were issued to you on a certain date and the market value of our stock is a dollar at that time, you’ll have to pay taxes on an amount equal to fifty dollars. By accepting the exchange offer, you will constitute an agreement to authorize eLoyalty to withhold the number of whole shares necessary to satisfy the applicable withholding tax obligation on each issue date. Using our example from before, if you have fifty shares which are issued at a dollar per share, let’s say the withholding taxes would be eighteen dollars. We would withhold eighteen shares of stock to cover these taxes. You would have no out of pocket cash requirement and you’d be left with a net thirty-two shares of common stock. Now we recommend that you consult your own tax advisor to determine the tax consequences of accepting the tender offer in your country.

     Now let’s talk about the issuance schedule or the vesting schedule. By accepting the exchange offer, the shares of common stock, subject to the installment stock award will be issued over a five year period and twenty equal quarterly installments beginning on February 28th of 2002 assuming you continue to meet the requirements set forth in the information packets. This means that any vested options that you elect to exchange will be subject to a new five-year issuance schedule. So assuming you elect to exchange a thousand options on February 28th, 2002, one twentieth or five percent of your options would be issued to you as common stock. You would receive fifty shares of eLoyalty common stock minus the shares we would hold for tax obligations. These shares are then yours to hold, transfer or sell according to securities laws. Now if you do not exchange this offer, accept this offer, you will keep all of your current options and you will not receive any installment stock and no changes will be made to your current options except for the equitable adjustments that will be made upon the effectiveness of the proposed reverse stock split which our shareholders are going to consider later this year or the early part of next year.

     Now let’s just talk for a minute about the impact of the reverse stock split. As the documents sent to you disclose, eLoyalty intends to affect a one for ten reverse stock split of our common stock which of course pending shareholder approval. Now the intended impact of this split is the following. To reduce our overall capital structure by reducing the number of shares that will be outstanding. Currently we have approximately fifty million shares of eLoyalty stock outstanding today in the market. The split will reduce this number to five million shares which is very simply, fifty million divided by ten. Now the reason that we’re doing this is to enhance the acceptability and marketability of our common stock to the financial community and the investing public and also an attempt to increase the per share market price of our common stock above the dollar minimum bid price level which is required to maintain our listing on the NASDAQ stock exchange.

     So hypothetically the reverse stock split will not change your overall position in regard to your options or installment stock award as the total capitalization of the company is being divided for ten. An example of this affect it would have on your options is the following. So if you currently have a hundred options priced at ten dollars per share, that has a total value of a thousand which is a hundred times ten. After a reverse stock split you’d have ten options priced at a hundred dollars per share with the total value again being a thousand which is ten times a hundred. Keep in mind that we would expect that our common stock market price should proportionately increase by a factor of ten. That’s our belief after the stock split is affected. Now this would hold true for your installment stock award as well.

     If you would like to exchange those hundred options after the stock split, you will have ten shares eligible to become common stock that we would expect have a market price again increasing by a factor of ten after the reverse stock split is completed. And again the vesting or the issuance schedules would remain unchanged by the reverse stock split. So in conclusion, I believe that this covers kind of the major informational parts of this tender offer for the eLoyalty employees and I just ask and encourage that you all take the time to read through the information package that was sent to you as they cover all this in more detail and have a list of frequently asked questions that we think also help employees understand the exchange offer. Jackie.

Jackie Hilt:   Thanks Tim. Before I move on to questions, what I’d like to do here is just highlight the steps that you would need to take to participate in this offer. First as Tim said, let me reiterate that it is important for you to review these packages of information. In there again, that yellow, can’t miss it form is the election form and on there is a list of your eligible options. You need to take a look at that and in the event you do want to participate, you need to complete that form, sign it and then return it to the tender offer team in Lake Forest. You can do that either by mail or by fax. I just want to make sure that everybody realizes, it must be in Lake Forest by November 9th, 5:00 p.m. central time. So if you are going to mail it, please leave ample time for it to be received. Once it’s received in Lake Forest, you will get a receipt back within twenty-four hours through e-mail to let you know that it was received. If you’ve sent it in and do not get that acknowledgment back, please contact the tender offer team. We just want to make sure that anybody who wants to participate, that we have not in any way missed that. So I just want to make sure we’re confirming it to you.

     Now you know, again, this is a voluntary program so if you choose not to exchange your options for installment stock, you don’t need to do anything. You don’t need to fill out the form, you don’t need to send anything in, that’s the do nothing options. So with that, I’m going to open it up to questions, but I want to set the stage here for a minute and say, this, I don’t know about anybody else but I’ve never been exposed to this before this transaction we’re encountering right now and I’ve had an opportunity to read these documents multiple times and ask a lot of questions over this last thirty or forty-five days and quite candidly, it’s complicated and I found it took a while for me to digest it. So I guess what I’m really saying is, there isn’t any question that is too basic to ask here. If there’s anything you would like clarified, please don’t hesitate. As I said this is I think for most of us a first time exposure. So with that, Vicky, would you open it up for questions.

Operator:   Thank you. To place yourself into the question queue, please press star one on your touch-tone phone. If you’re using a speakerphone, please pick up your handset and then press star one. Please go ahead if you have any questions. There appear to be no questions.

Jackie Hilt:   You know what, I honestly don’t know how to react to the no questions. If that means it was so clear there are no questions or if it’s still so unclear it’s not apparent which question to ask.

Operator:   Actually Ms. Hilt, there are two questions now. The first question comes from Robin Hoyle. Please go ahead.

Jackie Hilt:   Hi Robin, how are you?

Robin Hoyle:   I’m very well thank you.

Jackie Hilt:   Good.

Robin Hoyle:   My question is about the withholding tax. If you have, say if you have a thousand shares as it is now and they vest at however many per quarter, when you’re going to reverse stock split, your withholding tax could basically take one share which was to the value of ten previously which now exceeds the amount of withholding tax required because you’ve done a ten for one reverse split. Are my thoughts correct? I mean if you have a thousand shares and you’re vesting every quarter, you could end up with a situation where you’re going to be withholding one share which is a greater value than, you know, you won’t be able to split it down fine enough for the withholding tax.

Tim Cunningham:   Let’s just take that example, a thousand shares becomes ten shares and that vests over, you’re right, and so those would be situations we think, we think those situations will be few, rare cause we don’t think we’ll have that although we probably will in some situations have that and we’ll just have to work through those mechanics. But you have to realize the stock split is the stock split and the withholding laws are the withholding laws, and so we’ll just need to work through those mechanics.

Jackie Hilt:   So Robin you’re right, it is possible that that could be an outcome.

Robin Hoyle:   Okay thank you.

Tim Cunningham:   And let me just clarify that because a thousand shares becomes a hundred shares which then would vest over twenty quarterly periods and so that is five shares per period and so withholding taxes would have to be rounded. So in most situations that would be one or two shares taken out for that kind of withholding so an employee would net three shares on that basis.

Robin Hoyle:   Okay, thank you very much.

Jackie Hilt:   Thanks Robin.

Operator:   Your next question comes from Martin Van Niekerk. Please go ahead.

Martin Van Niekerk:   Good morning Jackie, how are you?

Jackie Hilt:   Good morning, how are you?

Martin Van Niekerk:   Very well thanks. My question is related to withholding taxes as well but it’s somewhat different in that the withholding is taking shares and withholding them for tax purposes. Is there an option and it probably depends on by country to instead of withholding the shares for an employee to elect to pay the income tax with money rather than with the share?

Tim Cunningham:   We did consider that and really just because of the complexities around administration and the fact that there would likely be some added infrastructure cost to do that and also a sense of a team that those exceptions would be, people wanting to do that would be in the minority. We felt that just simplifying the process for withholding was the best route to go in terms of satisfying multiple objectives.

Martin Van Niekerk:   Thank you.

Operator:   Once again if there are any questions, please press star one.

Jackie Hilt:   Okay thanks and thanks all of you for joining us today. I hope this was helpful in getting you further along the path to understand this tender offer. Please don’t hesitate if you’ve got any further questions to contact that tender offer line and someone will get back to you quickly with a response. But again thanks for joining us today and just a reminder if you do want to participate you need to get that yellow election form in by November 9th, 5:00 p.m. central; if not, no action is required. So with that, thanks again and have a great day. Bye.

Operator:   This concludes today’s conference call. Please disconnect your lines and have a great day.